

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Ms. Anastasia Nyrkovskaya
Chief Financial Officer
Vringo, Inc.
780 3rd Avenue, 12th Floor
New York, NY  10017

>       **Re:    Vringo, Inc.**
>              **Form 10-K for Fiscal Year Ended December 31, 2013**
>              **Filed March 10, 2014**
>              **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
>              **Filed November 4, 2014**
>              **File No. 001-34785**

Dear Ms. Nyrkovskaya:

We have reviewed your filings and have the following comment.  Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period ended September 30, 2014

Note 3. Goodwill, page 10

1.      Please explain in detail how you considered the "certain observable market data of comparable companies" in determining your implied control premium.  In addition, tell us how the control premium impacted the fair value of the reporting unit that exceeded its carrying value by approximately 14%.  Further, explain in detail each of the other factors you considered in determining the fair value of the reporting unit and reconcile it to the total fair value of the reporting unit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at 202-551-3778 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director